DANIEL B. ENG
DIRECT DIAL: 916-930-2551
E-MAIL: daniel.eng@bullivant.com

June 23, 2010

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:	Dragon Pharmaceutical Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 23, 2010
File No. 0-27937

Schedule 13E-3
Filed on June 23, 2010
File No. 005-79304

Dear Mr. Hindin:

In connection with Dragon Pharmaceutical Inc.’s (the “Company’s”) filing amendments to its preliminary proxy statement on Schedule 14A and Schedule 13E-3 on June 23, 2010, we are providing this letter in response to the Staff’s comments.

Schedule 13E-3

The cautionary language preceding Exhibits 16(a)(1) and 16(a)(2) has been deleted.

Revised Preliminary Proxy Statement on Schedule 14A

Canaccord Financial’s discussion on page 26 has been revised to discuss in further detail the differences between the March 3 and March 24, 2010 presentations and reasons for such differences.

1415 L Street, Suite 1000, Sacramento, CA 95814 • 916.930.2500 Fax 916.930.2501
www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
June 23, 2010
Page 2

If you have any questions or for further discussions relating to this matter please feel free to contact me at (916) 930-2551.

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng

DBE:dh

cc:	Mr. Scott Y. Guan, Jade & Fountain (via email)
Mr. Peter Mak, Chairperson of the Special Committee of the Board of Directors (via email)
Mr. Leo Raffin, Lang Michener LLP (via email)
Mr. Kenneth Sam, Dorsey & Whitney (via email)
Ms. Maggie Deng (via email)

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